UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: 6/14/2021

(Date of earliest event reported)

RSE ARCHIVE, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1920898
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #52MANTLE membership interests; Series #71MAYS membership interests; Series #RLEXPEPSI membership interests; Series #10COBB membership interests; Series #POTTER membership interests; Series #TWOCITIES membership interests; Series #FROST membership interests; Series #BIRKINBLEU membership interests; Series #SMURF membership interests; Series #70RLEX membership interests; Series #EINSTEIN membership interests; Series #HONUS membership interests; Series #75ALI membership interests; Series #71ALI membership interests; Series #APROAK membership interests; Series #88JORDAN membership interests; Series #BIRKINBOR membership interests; Series #33RUTH membership interests; Series #SPIDER1 membership interests; Series #BATMAN3 membership interests; Series #ROOSEVELT membership interests; Series #ULYSSES membership interests; Series #56MANTLE membership interests; Series #AGHOWL membership interests; Series #98JORDAN membership interests; Series #18ZION membership interests; Series #SNOOPY membership interests; Series #APOLLO11 membership interests; Series #24RUTHBAT membership interests; Series #YOKO membership interests; Series #86JORDAN membership interests; Series #RUTHBALL1 membership interests; Series #HULK1 membership interests; Series #HIMALAYA membership interests; Series #55CLEMENTE membership interests; Series #38DIMAGGIO membership interests; Series #BOND1 membership interests; Series #LOTR membership interests; Series #CATCHER membership interests; Series #SUPER21 membership interests; Series #BATMAN1 membership interests; Series #GMTBLACK1 membership interests; Series #BIRKINTAN membership interests; Series #61JFK membership interests; Series #50JACKIE membership interests; Series #POKEMON1 membership interests; Series #LINCOLN membership interests; Series #STARWARS1 membership interests; Series #56TEDWILL membership interests; Series #68MAYS membership interests; Series #TMNT1 membership interests; Series #CAPTAIN3 membership interests; Series #51MANTLE membership interests; Series #CHURCHILL membership interests; Series #SHKSPR4 membership interests; Series #03KOBE membership interests; Series #03LEBRON membership interests; Series #03JORDAN membership interests; Series #39TEDWILL membership interests; Series #94JETER membership interests; Series #2020TOPPS membership interests; Series #FANFOUR1 membership interests; Series #86RICE membership interests; Series #DAREDEV1 membership interests; Series #85MARIO membership interests; Series #TOS39 membership interests; Series #05LATOUR membership interests; Series #16SCREAG membership interests; Series #14DRC membership interests; Series #57MANTLE membership interests; Series #FAUBOURG membership interests; Series #SOBLACK membership interests; Series #GATSBY membership interests; Series #93DAYTONA membership interests; Series #09TROUT membership interests; Series #57STARR membership interests; Series #AF15 membership interests; Series #03KOBE2 membership interests; Series #JOBSMAC membership interests; Series #SPIDER10 membership interests; Series #ALICE membership interests; Series #16PETRUS membership interests; Series #62MANTLE membership interests; Series #BATMAN6 membership interests; Series #CLEMENTE2 membership interests; Series #79STELLA membership interests; Series #TKAM membership interests; Series #SUPER14 membership interests; Series #DIMAGGIO2 membership interests; Series #13BEAUX membership interests; Series #88MARIO membership interests; Series #ANMLFARM membership interests; Series #NASA1 membership interests; Series #00BRADY membership interests; Series #85NES membership interests; Series #04LEBRON membership interests; Series #85JORDAN membership interests; Series #69KAREEM membership interests; Series #59JFK membership interests; Series #JUSTICE1 membership interests; Series #GRAPES membership interests; Series #GOLDENEYE membership interests; Series #03LEBRON2 membership interests; Series #34GEHRIG membership interests; Series #98KANGA membership interests; Series #06BRM membership interests; Series #MOONSHOE membership interests; Series #DUNE membership interests; Series #86FLEER membership interests; Series #58PELE2 membership interests; Series #WILDGUN membership interests; Series #18LAMAR membership interests; Series #03TACHE membership interests; Series #AVENGE57 membership interests; Series #99TMB2 membership interests; Series AVENGERS1 membership interests; Series #13GIANNIS membership interests; Series #04MESSI membership interests; Series #PUNCHOUT membership interests; Series #BULLSRING membership interests; Series #70AARON membership interests; Series #96CHARZRD membership interests

; Series #ICECLIMB membership interests; Series #01TIGER membership interests; Series #JUNGLEBOX membership interests; Series #51HOWE membership interests; Series #09COBB membership interests; Series #96JORDAN2 membership interests; Series #THOR membership interests

; Series #FOSSILBOX membership interests; Series #59FLASH membership interests; Series #POKEBLUE membership interests; Series #DOMINOS membership interests; Series #PICNIC membership interests; Series #98GTA membership interests; Series #58PELE membership interests

; Series #09CURRY membership interests; Series #84JORDAN membership interests; Series #09BEAUX membership interests; Series #KEROUAC membership interests; Series #96JORDAN membership interests; Series #FEDERAL membership interests; Series #62BOND membership interests

; Series #71TOPPS membership interests; Series #DEATON membership interests; Series #98ZELDA membership interests; Series #03JORDAN2 membership interests; Series #WOLVERINE membership interests; Series #91JORDAN membership interests; Series #79GRETZKY membership interests; Series #17DUJAC membership interests; Series #FAUBOURG2 membership interests; Series #MOSASAUR membership interests; Series #92JORDAN membership interests; Series #14KOBE membership interests; Series #03LEBRON3 membership interests; Series #95TOPSUN membership interests; Series #OPEECHEE membership interests; Series #59BOND membership interests; Series #09TROUT2 membership interests; Series #ROCKETBOX membership interests; Series #94JORDAN membership interests; Series #85MJPROMO membership interests; Series #17MAHOMES membership interests; Series #76PAYTON membership interests; Series #11BELAIR membership interests; Series #16KOBE membership interests; Series #FANFOUR5 membership interests; Series #86DK3 membership interests; Series #18LUKA membership interests; Series #MARADONA membership interests; Series #68RYAN membership interests; Series #99CHARZRD membership interests; Series #96KOBE membership interests; Series #POKEYELOW membership interests; Series #POKELUGIA membership interests; Series #48JACKIE membership interests; Series #VANHALEN membership interests; Series #XMEN1 membership interests

(Securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On 6/14/2021, RSE Archive, LLC, a Delaware limited liability company (the “Company”), sold the 1961 Fantastic Four #1 CGC VF+ 8.5 comic book that is the Underlying Asset for Series #FANFOUR1 for $126,000 versus the Series #FANFOUR1 initial offering price of $105,000. The sale contains no other material terms and conditions.

The asset manager of the Series #FANFOUR1, has been elected as liquidator and will distribute to members of Series #FANFOUR1 all of the remaining assets (which consist only of cash) of Series #FANFOUR1, after making provision for taxes and other liabilities of the Series #FANFOUR1. For the avoidance of doubt, the liquidator has not withheld any distribution for any taxes related to the gain on the sale for any individual members. After making the distribution payment to members for Series #FANFOUR1, net of any outstanding taxes and other liabilities, the manager of Series #FANFOUR1 intends to terminate and wind up the series because the Series #FANFOUR1 no longer has any assets or liabilities.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE ARCHIVE, LLC

By: RSE Archive Manager, LLC, its managing member

By: Rally Holdings LLC, its managing member

By: /s/ George Leimer

Name: George Leimer

Title: Chief Executive Officer

Dated: 6/17/2021